				Exhibit 12
WESTAR ENERGY, INC.
Computations of Ratio of Earnings to Fixed Charges and
Computations of Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements
(Dollars in Thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013

Earnings from continuing operations (a)	$481,149	$539,205	$446,192	$465,538	$421,449

Fixed Charges:
Interest (expensed and capitalized)	176,606	171,690	180,307	195,162	193,873
Interest on corporate-owned life insurance borrowings	56,745	57,490	58,178	58,344	57,767
Interest applicable to rentals	5,220	3,932	4,678	4,714	5,495
Total Fixed Charges (b)	238,571	233,112	243,163	258,220	257,135

Distributed income of equity investees	7,500	8,000	3,000	—	—

Preferred Dividend Requirements:
Preferred dividends	—	—	—	—	—
Income tax required	—	—	—	—	—

Total Preferred Dividend Requirements (c)	—	—	—	—	—

Total Fixed Charges and Preferred Dividend Requirements	238,571	233,112	243,163	258,220	257,135

Earnings (d)	$727,220	$780,317	$692,355	$723,758	$678,584

Ratio of Earnings to Fixed Charges	3.05	3.35	2.85	2.80	2.64

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	3.05	3.35	2.85	2.80	2.64
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b) Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(c) Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(d) Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.